Gateway Gold Corp.

August 27, 2007

07026650

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 05 2007
WASH, D.C.
186

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

SUPPL

Re: Amended Application for Rule 12g3-2(b) Exemption by Gateway Gold Corp. – File No. 082-35017

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Gateway Gold Corp. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 27 day of August, 2007.

GATEWAY GOLD CORP.

By: ______________________

Name: James Robertson
Title: Director

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

cc Chris Doerksen, Dorsey & Whitney

Suite 906 - 595 Howe Street Vancouver BC Canada V6C 2T5 • Tel: 604 801 6040 • Fax: 604 801 6075 • www.gatewaygold.com

RESOURCES INC.

August 27, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Riverstone Resources Inc. – File No. 082-35016

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Riverstone Resources Inc. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 27 day of August, 2007.

RIVERSTONE RESOURCES INC.

By: ______________________

Name: James Robertson
Title: Director

cc: Chris Doerksen, Dorsey & Whitney

PRIMARY
METALS
INC.

August 27, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for Rule 12g3-2(b) Exemption by Primary Metals Inc. – File No. 082-35031

Dear Sir/Madam:

We hereby amend the application for a Rule 12g3-2(b) exemption for Primary Metals Inc. (the "Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e) under the U.S. Securities Exchange Act of 1934. The Company has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 27 day of August, 2007.

PRIMARY METALS INC.

By: ______________________

Name: James Robertson
Title: Director

cc: Chris Doerksen, Dorsey & Whitney

Suite 306
850 Hastings St. W
Vancouver BC
Canada V6C 1E1
Telephone
604.669.8988
Fax
604.669.2744

END